EXHIBIT 4.8

PORTIONS OF THIS AGREEMENT WERE OMITTED AND HAVE BEEN FILED
 SEPARATELY WITH THE SECRETARY OF THE COMISSION PURSUANT TO AN
APPLICATION FOR CONFIDENTIAL TREATMENT UNDER RULE 24b-2 OF THE
 SECURITIES EXCHANGE ACT OF 1934; [**] DENOTES OMISSIONS

MASTER SUBCONTRACT AGREEMENT

Between

AMDOCS INC.

And

Radcom, Inc.

Table of Contents

1.	DEFINITIONS	3
2.	THE PRIME CONTRACT AND ORDERS	8
3.	SCOPE OF WORK	8
4.	REPORTS AND RECORDS	9
5.	LOCATION OF SERVICES; ACCESS TO [**] FACILITIES	9
7.	SUBCONTRACTOR PERSONNEL	11
8.	TESTING AND ACCEPTANCE TEST PROCEDURES	12
9.	RECORDS AND AUDIT RIGHTS	12
10.	WARRANTIES	14
11.	FEES, RATES AND EXPENSES	19
12.	SERVICE LEVELS AND LIQUIDATED DAMAGES	20
13.	CHANGE MANAGEMENT	21
14.	OWNERSHIP OF MATERIALS	21
15.	[**] DATA AND OTHER PROPRIETARY INFORMATION	22
16.	INDEPENDENT CONTRACTOR	25
17.	ASSIGNMENT	26
18.	INSURANCE	26
19.	INDEMNITY	26
20.	LIMITATION OF LIABILITY	28
21.	TERM	30
22.	TERMINATION	30
23.	GOVERNING LAW AND DISPUTE RESOLUTION	31
24.	FORCE MAJEURE	33
25.	GENERAL TERMS AND CONDITIONS	34

MASTER SUBCONTRACT AGREEMENT

THIS MASTER SUBCONTRACT AGREEMENT (“Agreement”) is made as of March 23rd, 2015 (“Effective Date”) by and between

AMDOCS INC., a corporation organized and existing under the laws of the State of Delaware, having its principal offices at 1390 Timberlake Manor Parkway, Chesterfield, MO 63017-6041 ( “Amdocs”);

And

Radcom, Inc._, a corporation organized and existing under the laws of the State of  New Jersey, having its principal offices at 6 Forest Avenue, Paramus, NJ 07652 ( “Subcontractor”);
(Subcontractor and Amdocs are each hereinafter referred to as a “Party” and jointly referred to as the “Parties”).

WHEREAS:

(A)           Amdocs has entered into a services agreement with [**] Services, Inc. (“[**]”)  relating to the provision of software and services to [**], as specified in work orders with [**] (referred to hereinafter as the “Prime Contract”); and

(B)           Amdocs and Subcontractor agree to cooperate and consult with respect to each order executed under the Prime Contract and in the performance of such Prime Contract (the performance of each such order is referred to hereinafter as a “Project”) on the terms and conditions set out in this Agreement, whereby Amdocs will be the Amdocs for each Project and will have the right to issue orders (“Orders”) hereunder to Subcontractor for Services and Deliverables in connection with the applicable Project; and

(C)           The Parties wish to define the terms and conditions under which Subcontractor will act as a subcontractor to Amdocs in connection with any Project that is the subject of an Order.

NOW, THEREFORE, in consideration of the premises and of the promises exchanged herein, Amdocs and Subcontractor agree as follows:

1.	DEFINITIONS

For purposes of this Agreement, the following terms shall have the following meanings (in addition to the terms defined elsewhere in this Agreement):

1.1
“Accept” and “Acceptance” means the determination, in Amdocs’s and [**]’s reasonable discretion, following implementation, installation, and Testing (which may include testing in a production environment), that Deliverable(s) and Services are in Compliance.

1.2	“Acceptance Date” means the date on which Amdocs Accepts the Deliverables and/or Services.

1.3	“Acceptance Test Period” means the length of time specified in an Order during which the Acceptance Tests are performed.

1.4
“Acceptance Tests” means the system and user acceptance tests (and/or such other performance and reliability demonstrations and tests) that may be carried out in respect of Deliverables and Services to satisfy Amdocs that there are no inconsistencies with the Specifications or Errors during the Acceptance Test Period.

1.5	“Affiliate” means, generally, with respect to any Entity, any other Entity Controlling, Controlled by or under common Control with such Entity.

1.6
“Antivirus Software” means software programs and programming (and modifications, replacements, upgrades, enhancements, documentation, materials and media related thereto) that are used to monitor for, filter and detect the presence of Malicious Code and repair or remediate the effects of Malicious Code.  Antivirus Software also shall include all such programs or programming selected by or for [**] on or after the Effective Date.

1.7
“Application Software” means software application programs (and all modifications, replacements, upgrades, enhancements, documentation, materials and media related thereto) used to support day-to-day business operations and accomplish specific business objectives.

1.8	“Application” means a cohesive collection of automated procedures and data supporting a business objective. It consists of one or more components, modules, or subsystems.

1.9
“[**] Data” means any data or information (i) of [**] or its customers, that is disclosed or provided to Subcontractor by, or otherwise obtained by Subcontractor from, [**] or its customers, including Customer Information and customer proprietary network information (as that term is defined in Section 222 of the Communications Act of 1934, as amended, 47 U.S.C. §222), as well as data and information with respect to the businesses, customers, operations, networks, systems, facilities, products, rates, regulatory compliance, competitors, consumer markets, assets, expenditures, mergers, acquisitions, divestitures, billings, collections, revenues and finances of [**] ; and (ii) not supplied by [**] or its customers, but created, generated, collected or harvested by Subcontractor either (a) in furtherance of this Agreement or an Order hereunder (b) as a result of Subcontractor having access to [**] infrastructure, systems, data, hardware, software or processes (for example, through data processing input and output, service level measurements, or  ascertainment of network and system information).  Notwithstanding the foregoing, the Parties agree that “[**] Data” shall (1) not be deemed to include material or software (A)(I) created or owned by Amdocs prior to execution of the Prime Contract (II) provided under license from third parties by Amdocs prior to execution of the Amdocs (III) created by Amdocs or third parties after execution of the Prime Contract for a client other than [**] or (B) that Amdocs owns in accordance with the Prime Contractor as agreed by Amdocs and [**] in a Work Order, and (2) be deemed to include material or software that is derived from the performance and operation of [**] Data or [**] Proprietary Information.

1.10
“[**] Derived Data” means any data or information that is a result of or modification of, adaption, revision, translation, abridgement, condensation, compilation, evaluation, expansion, or any other recasting or processing of the [**] Data, for example, as a result of Subcontractor’s observation, analysis, or visualization of [**] Data arising out of the performance of Subcontractor’s obligations.  Notwithstanding the foregoing, the Parties agree that “[**] Derived Data” shall not be deemed to include Subcontractor’s material or software that does not constitute [**] Data as set forth in Subsection 1.9 above.

1.11	.“[**] Personal Data” means that portion of [**] Data that is subject to any Privacy Laws and includes CPI (for example, under 47 U.S.C. § 222(b)) and CPNI.

1.12	“Business Day” means Monday through Friday excluding national holidays and official [**] holidays.

1.13
“Compliance” and “Comply” mean, with respect to Software, Equipment, Systems or other contract deliverables to be implemented, designed, developed, delivered, integrated, installed and/or tested by [**] or Amdocs, compliance in all respects with the applicable Specifications.

1.14
“Control” and its derivatives mean: (a) the legal, beneficial, or equitable ownership, directly or indirectly, of (i) at least 50% of the aggregate of all voting equity interests in an Entity or (ii) equity interests having the right to at least 50% of the profits of an Entity or, in the event of dissolution, to at least 50% of the assets of an Entity; (b) the right to appoint, directly or indirectly, a majority of the board of directors; (c) the right to control, directly or indirectly, the management or direction of the Entity by contract or corporate governance document; or (d) in the case of a partnership, the holding by an Entity (or one of its Affiliates) of the position of sole general partner.

1.15	“CPI” means customer proprietary information.

1.16
“CPNI” means “customer proprietary network information” as defined under the Communications Act of 1934, as amended, including by the Telecommunications Act of 1996, and applicable Federal Communications Commission orders and regulations; (ii) any of the following information of any customer of [**], or any customer of any such customer, whether individual or aggregate, whether or not including identifying information: names, addresses, phone numbers, calling patterns, quantity, nature, technical configurations, locations, types, destinations or amount of use of telecommunications services received or calls received or made; (iii)  information contained on the telephone bills of [**]’s customers (including the customers of such customers) pertaining to telephone exchange service or telephone toll service received by a customer of [**] or of any customer; (iv) unlisted customer numbers; (v) aggregate customer data with individual identifying information deleted; or (vi) information available to [**] by virtue of [**]’s relationship with its customers as a provider of telecommunications service, or by virtue of their customers’ relationships with their own customers as a provider(s) of telecommunications services

1.17
“Customer Information” means that portion of the [**] Data consisting of information of or about a customer of [**], including customer name, address, e-mail address, and/or phone number (listed or unlisted); personal information such as birth date, social security number, driver’s license, credit card information, bank account, account number or personal identification numbers; information concerning calling patterns, call details, records of incoming or outgoing calls, or minutes of use or other use of [**]’s services; information related to payments, credit status, and transactions with [**]; demographic information; or aggregate customer data including aggregate data with individual identifying information deleted and CPNI.

1.18
“Custom Software” means the unique or specialized programs, routines or subroutines, which are listed as Custom Software in, and developed by Subcontractor under, a specific Order.  Unless otherwise stated in the Order, Custom Software also includes source code in both machine and human readable form and all associated Program Material.

1.19	“Data” means numbers, characters, images, or other information recorded in a form that can be input into a CPU/processor, stored and processed there, or transmitted on some digital or analog channel.

1.20
“Deliverables” means any Materials, Software, Custom Software, Program Materials or Documentation (including third party Material) purchased hereunder by Amdocs from Subcontractor pursuant to an Order.

1.21
“Delivery” means delivery of the Deliverables via (i) electronic transfer; (ii) hand delivery of the media in which the Software is contained; (iii) carrier selected by Subcontractor; or (iv) the manner described in the applicable Order.

1.22	“Delivery Date” means the date on which the Parties agree Subcontractor is scheduled in this Agreement or an Order to complete its Delivery of the applicable Deliverables or Services.

1.23
“Developed Materials” means any Materials (including Software), or any modifications, enhancements or derivative works thereof, developed by or on behalf of Subcontractor for Amdocs and/or [**] in connection with or as part of the Services.

1.24
“Disabling Code” means computer instructions, features or functions that may permit Amdocs or a third party to, or may automatically: (a) alter, destroy or inhibit Software and/or a processing environment; (b) erase, destroy, corrupt or modify any data, programs, materials or information used by [**] or store any data, programs, materials or information on [**]’s computers without the consent of [**]; (c) discontinue [**]’s effective use of the Software; or (d) bypass any internal or external software security measure to obtain access to any hardware or software of [**] without the consent or knowledge of [**], including, but not limited to, other programs’ data storage and computer libraries.  Disabling Code includes programs that self-replicate without manual intervention, instructions programmed to activate at a predetermined time or upon a specified event, and/or programs purporting to do a meaningful function but designed for a different function.

1.25	“Entity” means a corporation, partnership, joint venture, trust, limited liability company, association or other organization.

1.26
“Equipment” means all computing, networking and communications equipment or Hardware procured, provided, operated, supported, or used by Subcontractor in connection with the Services, including (i) mainframe, midrange, server and distributed computing equipment and associated attachments, features, accessories, peripheral devices, and cabling, (ii) personal computers, laptop computers and workstations and associated attachments, features, accessories, peripheral devices, and cabling, and (iii) voice/video telecommunications and network equipment and associated attachments, features, accessories, peripheral devices, and cabling.

1.27	“Extension” shall have the meaning set forth in Section 21.1.

1.28	“FCPA” means the Foreign Corrupt Practices Act.

1.29
“Hardware” or “Hardware Assets” means the computers and related equipment used in connection with the provision of the Services, including central processing units and other processors, controllers, modems, communications and telecommunications equipment (voice, data and video), cables, storage devices, printers, terminals, other peripherals and input and output devices, and other tangible mechanical and electronic equipment intended for the processing, input, output, storage, manipulation, communication, transmission and retrieval of information and data.

1.30
“Information” means all ideas, discoveries, concepts, know-how, trade secrets, techniques, designs, Specifications, drawings, sketches, models, manuals, samples, tools, computer programs, technical information, and other confidential business, customer or personnel information or data, whether provided orally, in writing, or through electronic or other means.

1.31	“Initial Term” shall have the meaning set forth in Section 21.1.

1.32
“Laws” means all applicable national, federal, intergovernmental, regional, common, state and local laws, statutes, regulations, rules, executive orders, supervisory requirements, directives, circulars, opinions, orders, interpretive letters and other official releases of or by any government or quasi-governmental authority, or any authority, department or agency thereof, or any self-regulatory organization, anywhere in the world, including Privacy Laws.

1.33
“Liability” means all legal or contractual responsibility for losses, damages, expenses, costs, penalties, fines, Liquidated Damages and fees, including reasonable attorneys’ fees, arising from a claim or cause of action related to performance or omission of acts under this Agreement or any Order, including, but not limited to, claims or causes of actions brought by third parties.

1.34
“Losses” means all liabilities, damages, fines, penalties and claims (including taxes), and all related costs and expenses (including reasonable legal fees and disbursements and costs of investigation, litigation, settlement, judgment, interest and penalties).

1.35	“Liquidated Damages” means pre-defined damages as referred to in this Agreement and in any Order.

1.36
“Malicious Code” means (i) any code, program, or sub-program whose knowing or intended purpose is to damage or interfere with the operation of the computer system containing the code, program or sub-program, or to halt, disable or interfere with the operation of the Software, code, program, or sub-program, itself, or (ii) any device, method, or token that permits any person to circumvent the normal security of the Software or the system containing the code.

1.37
“Materials” means, collectively, Software, literary works, other works of authorship, specifications, design documents and analyses, processes, methodologies, programs, program listings, documentation, reports, drawings, databases and similar work product.

1.38	“Noncompliance” means noncompliance in any material respect with the applicable Specifications.

1.39	“Order”. “Statement of Work” or “SOW” means such orders as may be delivered to Subcontractor for the purpose of ordering Deliverables and Services pursuant to Section 2.2 hereunder.

1.40
“Privacy Laws” means Laws relating to data privacy, trans-border data flow or data protection such as the implementing legislation and regulations of the European Union member states under the European Union Directive 95/46/EC.

1.41
“Program Material” or “Documentation” for purposes of this Agreement and Orders hereunder always includes in relation to Custom Software the source code for the software (including programs, routines, subroutines, and error correction) and programmers’ comments (in all such software).  The Program Material or Documentation required in relation to Custom Software shall be as described in the applicable Order, but may include Detailed Functional Specifications, flow charts, logic diagrams, programming manuals, modification manuals, maintenance tools (including test programs, test cases, and the printed output from same), data file listings, and input and output formats, descriptions and locations of programs related to, but not provided with, the Software, and any design session deliverables, user instructions and system manuals, user manuals, and training materials in machine readable or printed form associated with Software.

1.42	“Project” shall have the meaning set out in Recital B above.

1.43	“Project Manager” means each party’s manager responsible for a Project and as may be identified on an Order.

1.44
“Root Cause Analysis” means the formal process conducted by Subcontractor, to be used by Subcontractor to determine the primary or “root” cause of problems and to diagnose problems at the lowest reasonable level so that corrective action can be taken that will eliminate repeat failures.

1.45
“Service(s)” means any and all labor or service provided by Subcontractor in connection with an Order, including, but not limited to, consultation, engineering, installation, removal, maintenance, training, technical support, repair, programming, IT professional services, and Software maintenance.

1.46
“Software” means computer programs, together with input and output formats, the applicable source or object codes, programming tools, data models, flow charts, outlines, narrative descriptions, operating instructions, software manufacturing instructions and scripts, test specifications and test scripts and supporting documentation, and shall include the tangible media upon which such programs and documentation are recorded, including all authorized reproductions, corrections, updates, new releases, and new versions of such Software and shall further include all enhancements, translations, modifications, updates, upgrades, new releases, substitutions, replacements, and other changes to such computer programs.

1.47
“Specifications” means (i) Subcontractor’s applicable specifications and descriptions and (ii) Amdocs’s requirements, specifications or descriptions; each as they may relate to the Services or Deliverables and as specified or referenced in, or attached to, this Agreement or an applicable Order.

1.48
“Subcontractor Personnel” or “Personnel” means each employee, officer or temporary worker of (i) Subcontractor, (ii) any permitted subcontractor of Subcontractor, (iii) Subcontractor’s Affiliates and (iv) any agent or other representative of Subcontractor that may be engaged in the provision of Services in connection with this Agreement.

1.49
“System” means one or more of the following items, as identified in an Order: the operating environment for Software and includes the hardware on which the Software resides, and the operating software, Application Software, databases which interact with such Software, and the software and hardware interfaces among such hardware and software.

1.50	“Term” shall have the meaning set forth in Section 21.1.

1.51
“Testing” with respect to the Subcontractor’s Deliverables (and any associated Software, Equipment, or Systems) means the performance of the applicable tests and procedures set forth in the applicable Order, as well as any other tests and procedures which the Parties may agree upon in determining whether such Deliverables are in Compliance.

1.52
“Use” or “use” means any lawful operation or use of the Deliverables permitted or reasonably contemplated in this Agreement or an applicable Order, including compilation, copying, modifying, linking, licensing, sublicensing, displaying, permitting access to, and executing all or part of the Software.

2.	THE PRIME CONTRACT AND ORDERS

2.1.
The Prime Contract contains the terms and conditions under which Amdocs is required to provide products and services to [**].  If agreed between the Parties in an Order, Subcontractor shall act as a subcontractor to Amdocs to perform certain obligations of Amdocs arising under the Prime Contract and specified in an Order.  This Agreement includes provisions based on the Prime Contract.  In the event that Amdocs wishes to subject Subcontractor to additional provisions of the Prime Contract, such provisions will be detailed in an Order or in an amendment to this Agreement and will require the consent of each of the Parties hereto.  Such additional provisions may, without limitation, include service level agreements and provisions for payment of Liquidated Damages.

2.2.
The procurement by Amdocs of Deliverables and Services from Subcontractor will be made by placement of Orders by Amdocs to Subcontractor hereunder.  Each Order will reference this Agreement and incorporate this Agreement’s terms and conditions.  Following their execution by both Parties this Agreement and each Order will constitute the entire agreement between the Parties relating to that particular Order.  However, in case of any inconsistency or contradiction between the provisions of this Agreement and the provisions of an Order, the provisions of the Order will prevail, but only as to the subject matter of such inconsistency.

2.3.
The Parties acknowledge and agree that this Agreement does not obligate either Party to enter into any specific types or amounts of Orders, or to procure or provide specific types or amounts of Services.  Each Order will be binding only when signed by both Parties.

3.	SCOPE OF WORK

3.1.
The scope of the Deliverables and Services to be provided in connection with a Project shall be set forth in the applicable Order(s). Subcontractor will perform all Services in such manner to ensure that it meets the applicable timetable and milestones for performance provided under the Order.  Any changes to the Order will be subject to the change control procedures set out in this Agreement or an applicable Order.

3.2.
Save as may be otherwise expressly stated in an Order, the prices set forth in an Order shall include (i) the provision by Subcontractor of all activities and assistance requested by Amdocs relating to the performance of the Services, and (ii) Subcontractor’s compliance with any applicable Service Levels and diligent correction of any Noncompliance or other deficiencies, as notified by Amdocs to Subcontractor.

3.3.
Amdocs and Subcontractor agree to coordinate and to work with each other, to help confirm an appropriate interaction between the work of Subcontractor and Amdocs. Amdocs’s and Subcontractor’s respective Project Managers shall be named in the applicable Order.  Subcontractor shall report to and work under the direction of Amdocs’s Project Manager (the “Amdocs Project Manager”), unless otherwise set forth in the Order.

3.4.
Amdocs acknowledges and agrees that Subcontractor will discuss all issues, recommendations and decisions related to this Agreement and the Services, (including without limitation the performance, status, or any major issue affecting the Services) with the Amdocs Project Manager.

3.5.
If any services, functions or responsibilities not specifically described in this Agreement or the applicable Order are an inherent part of the Services and are required for proper performance or provision of the Services in accordance with this Agreement and such Order, they shall be deemed to be included within the scope of the Services to be delivered, as if such services, functions or responsibilities were specifically described in this Agreement.

4.	REPORTS AND RECORDS

4.1.
At all times during the performance of the Services, Amdocs shall have the right but not the obligation to inspect the work performed by Subcontractor upon reasonable advance verbal, email or written notice to Subcontractor.

4.2.
As part of the Services, Subcontractor shall provide Amdocs and [**] with such documentation and other information available to Subcontractor as may be reasonably requested by Amdocs or [**] from time to time in order to verify the accuracy of the reports provided by Subcontractor.

4.3.
As part of the Services and at [**], and upon reasonable notice from Amdocs, Subcontractor shall promptly correct any errors or inaccuracies in or with respect to the reports, or the information or data contained in such reports, caused by Subcontractor or its agents, or its third party product or service providers.

4.4.	Subcontractor shall provide reasonable supporting documentation to Amdocs concerning any disputed invoice within [**] calendar days after receipt of written notification of such dispute.

5.	LOCATION OF SERVICES; ACCESS TO [**] FACILITIES

5.1.	The Services shall be provided at the locations specified in the applicable Order (“Approved Location”).

a.	Subcontractor shall not perform any Services under this Agreement, at a location other than the Approved Location

b.
Amdocs shall have the right to withdraw its consent to the performance of work at an Approved Location at any time in Amdocs’ sole discretion for any reason, in which event the Parties shall assess cost impacts, timing, methodology and amend the applicable Order to reflect any changes reasonably required to permit Subcontractor to continue to perform such work at a different location and the Parties shall amend the Order accordingly.

c.
If Subcontractor without intending to circumvent the requirements of this Section, provides any Services under this Agreement in a location that is not an Approved Location, without Amdocs and [**]’s prior written consent and fails to cease providing such Services within [**] days after written notice from Amdocs and/or [**] such inadvertent provisioning and failure to timely cure within said [**] days shall be a material breach of this Agreement and, in addition to any other legal rights or remedies available to Amdocs or [**] in law or in equity, Amdocs may immediately Cancel and/or Terminate this Agreement without cost, liability or penalty to Amdocs.  Notwithstanding the foregoing, Amdocs agrees that Subcontractor’s provision of the Services in non Approved Location without Amdocs’ prior written consent on a transient basis (e.g., a Subcontractor’s employee’s provision of Services from an airport while in travel status) shall be permitted and shall not be deemed to be a material breach of this Agreement.

d.
When Amdocs has granted consent for Services to be performed in an Approved Location,, Subcontractor shall remain fully responsible for compliance with any foreign, federal, state or local law applicable to the Subcontractor’s provision of such Services regardless of whether the Service is being performed by Subcontractor or a Subcontractor.  Nothing contained within this Agreement is intended to extend, nor does it extend, any rights or benefits to any Subcontractor, and no third party beneficiary right is intended or granted to any third party hereby.

5.2.	Access to [**] Facilities

5.2.1.	Subcontractor will not have access to [**]’s premises and facilities without Amdocs’ prior written approval.

5.2.2.
Subcontractor shall ensure that its Personnel while on or off [**]’s or Amdocs’ premises (i) will perform work in a manner which protects [**]’s and Amdocs’ material, buildings and structures, (ii) do not interfere with [**]’s and Amdocs’ business operations, and (iii) perform such Services with care and due regard for the safety, convenience and protection of [**], Amdocs, their employees, and property and in full conformance with the policies specified in the [**] Code of Conduct specified in Exhibit B, which prohibits the possession of a weapon or an implement which can be used as a weapon.

5.2.3.	Subcontractor shall ensure that all Personnel furnished by Subcontractor work harmoniously with all others when on [**]’s or Amdocs’ premises.

5.3.	Online Access

Subcontractor’s employees include “foreign persons” within the meaning of the U.S. export control laws, and foreign persons employed by Subcontractor may, subject to Section 6.2.1, have access to [**] computer or electronic data storage systems or networks in order to provide Services under this Agreement, unless otherwise specifically set forth in an Order.  If Subcontractor is given access, whether at [**]’s premises or through remote facilities, to any [**] computer or electronic data storage system in order for Subcontractor to perform the Services, Subcontractor shall limit such access and use solely to perform Services and will not attempt to access any [**] computer system, electronic file, Software or other electronic services other than those specifically required to perform the Services.  Subcontractor shall (i) limit such access to those Subcontractor Personnel with an express requirement to have such access in connection with this Agreement and/or any Order and, in doing so, shall comply with Section 6.2.1, (ii) advise Amdocs in writing of the name of each individual who will be granted such access and (iii) to the extent applicable to any Services and Materials to be provided by Subcontractor, strictly follow all [**] security rules and procedures specified in Exhibit B to this Agreement, and such other security rules and procedures to be provided to Subcontractor, for use of [**]’s electronic resources provided to Subcontractor from time to time.  Upon Amdocs’s request, Subcontractor shall provide the social security number or other personal identification of each of its representatives, including Subcontractor’s employees and subcontractors’ employees, who will need access to any [**] system to perform Subcontractor’s obligations under this Agreement.  All user identification numbers and passwords disclosed to Subcontractor and any information obtained by Subcontractor as a result of Subcontractor’s access to, and use of, [**]’s computer and electronic storage systems shall be deemed to be, and shall be treated as, Proprietary Information of [**] pursuant to this Agreement.  Subcontractor shall cooperate with [**] (and Amdocs shall cooperate with Subcontractor) in the investigation of any apparent unauthorized access by Subcontractor to [**]’s computer or electronic data storage systems or unauthorized release of proprietary information of [**] by Subcontractor or any Subcontractor Personnel.

5.4.	Software and Hardware provided by Amdocs to Subcontractor Personnel

Unless agreed and specified in Order, Amdocs will not be required to provide to Subcontractor any Software or Hardware.

6.	SECURITY

6.1.
Without prejudice to any other terms contained herein or in an Order, Subcontractor Personnel will comply with all of Amdocs’ and [**]’s applicable security and conduct regulations provided to Subcontractor in writing or otherwise made available by Amdocs or [**] to Subcontractor, including any procedure which Amdocs’ and/or [**]’s employees are asked to follow. Unless otherwise agreed to by the Parties, Subcontractor Personnel shall observe the working hours, working rules, holiday schedules and policies of Amdocs and/or [**] while working on Amdocs’ or [**]’s premises, as applicable. Subcontractor agrees to cooperate fully and to provide any assistance necessary to Amdocs and [**] in lawful investigation of any security breaches which may involve Subcontractor or Subcontractor Personnel.

6.2.	Without limitation to the generality of the foregoing, Subcontractor shall comply with:

6.2.1.	[**]’s requirements as to background checks/drug screening for Subcontractor Personnel, as set out in Exhibit A.

6.2.2.
In performing the Services and using the [**] sites, Subcontractor shall observe and comply with all [**] policies, rules and regulations applicable to the [**] sites or the provision of the Services, including those set forth on Exhibit B  Supplier Information Security Requirements (SISR) and Limited Offshore Remote Access (LORA), to the extent applicable to any Services and Materials to be provided by Subcontractor, and those applicable to specific [**] sites, all as have been or may be provided to Subcontractor in writing (collectively, “[**] Rules”).

7.	SUBCONTRACTOR PERSONNEL

7.1.
In addition to any other remedies that Amdocs may have in the event of substandard performance by Subcontractor, in the event that any Subcontractor Personnel is found to be unacceptable to Amdocs, Amdocs shall notify Subcontractor of such fact and Subcontractor shall immediately remove said Personnel and, if requested by Amdocs, replace such Personnel with a person acceptable to Amdocs of suitable education, qualifications and experience within [**] days of said notice.

7.2.	Subcontractor agrees to use reasonable efforts to ensure the continuity of Subcontractor Personnel assigned to perform its obligations.

7.3.
If at any time [**] or Amdocs requires removal of Subcontractor Personnel, and [**] or Amdocs so inform Subcontractor, then Subcontractor shall promptly remove such individual from the applicable Project and from [**]’s and Amdocs’ respective premises.

7.4.
All Subcontractor Personnel shall clearly identify themselves as Subcontractor Personnel and not as employees of Amdocs or [**].  This shall include any and all communications, whether oral, written or electronic.

7.5.
Amdocs is committed to complying with all applicable immigration laws of the United States, including the Immigration Reform and Control Act of 1986, as amended. This law requires that all employees hired since 1986 provide proof of identity and employment eligibility before they can work in the United States.  It is the policy of Amdocs to comply fully with this requirement, and to require compliance by all suppliers and subcontractors performing services in the United States at Amdocs’ or its clients’ worksites. Subcontractor shall not place Subcontractor Personnel at a Amdocs or [**] worksite in the United States, nor shall Subcontractor permit any Personnel to perform any work in the United States on behalf of or for the benefit of Amdocs, without first verifying and ensuring said Personnel’s authorization to lawfully work in the United States. To that end, Subcontractor represents that: (a) Subcontractor maintains and follows an established policy to verify the employment authorization of Personnel, and to ensure continued compliance for the duration of employment, (b) Subcontractor has verified the identity and employment eligibility of all Personnel, in compliance with applicable law, and (c) Subcontractor is without knowledge of any fact that would render any Subcontractor Personnel ineligible to work legally in the United States.

8.	TESTING AND ACCEPTANCE TEST PROCEDURES

8.1.	Testing and acceptance test procedures with respect to Subcontractor’s Deliverables will be specified in the applicable Order.

9.	RECORDS AND AUDIT RIGHTS

9.1.
Subcontractor shall maintain complete and accurate records of and supporting documentation for all charges, all [**] Data and all transactions, authorizations, changes, implementations, soft document access, reports, analyses, data or information created, generated, collected, processed or stored by Subcontractor in the performance of its obligations under this Agreement (“Contract Records”).  Subcontractor shall maintain such Contract Records in accordance with generally accepted accounting principles applied on a consistent basis and generally accepted auditing standards.  Subcontractor shall retain Contract Records in accordance with [**]’s record retention policy as it may be modified from time to time and provided to Subcontractor in writing.

9.2.
Subcontractor shall, and shall cause its Subcontractors to, provide to [**] and Amdocs (and internal and external auditors, inspectors, regulators and other external representatives that [**] may designate from time to time), subject to receipt of customary confidentiality undertakings towards Subcontractor, reasonable access at reasonable hours to Subcontractor Personnel and to the facilities at or from which Services are then being provided, and to Subcontractor records and other pertinent information, all solely to the extent relevant to the Services and Subcontractor’s obligations under this Agreement, subject to customary confidentiality undertakings to be received by Subcontractor. Subcontractor shall provide any assistance reasonably requested by [**] or Amdocs or its designee in conducting any such audit.  If an audit reveals a material breach of this Agreement, Subcontractor shall promptly reimburse Amdocs for the actual cost of such audit and any damages, fees, fines, expenses, or penalties assessed against or incurred by Amdocs or [**] to remedy deficiencies caused by Subcontractor or Subcontractor Personnel discovered during such audits.

9.3.	Financial Audits

9.3.1.
During the term of this Agreement [**] or expiration of this Agreement, Subcontractor shall provide to Amdocs and [**] (and internal and external auditors, inspectors, regulators and other representatives that [**] or Amdocs may designate from time to time), subject to receipt of customary confidentiality undertakings towards Subcontractor, reasonable access at reasonable hours to Subcontractor Personnel and to Contract Records and other pertinent information, all solely to the extent relevant to the performance of Subcontractor’s obligations under this Agreement.

9.3.2.	Such reasonable access shall be provided for the purpose of performing audits

9.3.3.
Subcontractor shall provide any assistance reasonably requested by [**] or Amdocs or its designee in conducting any audit under this Section and shall make requested personnel, records and information available.  If any audit reveals an overcharge by Subcontractor, and Subcontractor does not successfully dispute the amount questioned by the audit, Subcontractor shall promptly pay to Amdocs the amount of such overcharge, together with interest from the date of Subcontractor’s receipt of such overcharge at the then current “Prime Rate” set forth in the “Money Rates” table in The Wall Street Journal (“Prime Rate”).  In addition, if any audit reveals an overcharge of more than five percent (5%) of the audited charges in any charges category, Subcontractor shall promptly reimburse Amdocs for the reasonable cost of such audit and shall issue to Amdocs a credit for any charges due from Amdocs to Subcontractor.

9.4.
[**] and Amdocs may be subject to regulation by governmental bodies and other regulatory authorities under applicable laws, rules, regulations and contract provisions.  If a governmental body or regulatory authority exercises its right to examine or audit [**]’s or Amdocs’ books, records, documents or accounting practices and procedures pursuant to such laws, rules, regulations or contract provisions, Subcontractor shall provide all reasonable assistance requested by [**] or Amdocs in responding to such audits or government requests for information to the extent such requests are related to this Agreement.

9.5.
[**] and Amdocs shall provide Subcontractor with advanced notice at least [**] days prior to any operational or financial audit by [**] or Amdocs or its authorized agents or representatives. [**] and Amdocs shall be given adequate private workspace in which to perform an audit, plus reasonable access to photocopiers, telephones, facsimile machines, computer hook-ups, and any other facilities or equipment needed for the performance of the audit.  [**] and Amdocs will not undertake audits more than [**] in any contract year, unless [**] or Amdocs has reasonable grounds to believe that Subcontractor is not in compliance with this Agreement, including improper invoicing of Amdocs, or Amdocs or [**] is otherwise required to undertake such audit.

9.6.
If Subcontractor determines as a result of its own internal audit that it has overcharged Amdocs, then Subcontractor shall promptly pay to Amdocs the amount of such overcharge, together with interest from the date of Subcontractor’s receipt of such overcharge at the Prime Rate.

9.7.
Subcontractor and Amdocs shall meet to review each audit report promptly after the issuance thereof.  The Parties will respond to each audit report in writing within [**] days from receipt of such report, unless a shorter response time is specified in such report.  Subcontractor and Amdocs shall develop and agree upon an action plan to promptly address and resolve any deficiencies, concerns and/or recommendations in such audit report and Amdocs and Subcontractor, each at its own expense, shall undertake remedial action in accordance with such action plan and the dates specified therein.

9.8.
If an audit by a governmental body or regulatory authority having jurisdiction over [**], Amdocs or Subcontractor results in a finding that Subcontractor is not in compliance with any generally accepted accounting principle or other audit requirement or any rule, regulation or law relating to the performance of its obligations under this Agreement, Subcontractor shall, at its own expense and within the time period specified by such auditor, address and resolve the deficiency(ies) identified by such governmental body or regulatory authority.

9.9.	Subcontractor and its suppliers shall provide the Services described in this Section 9 at no additional charge.

9.10.	SAS 70

9.10.1.
At Subcontractor’s sole cost and expense, Subcontractor shall cooperate with [**] and Amdocs on SAS 70 Type II audits and on other Sarbanes-Oxley related documentation, testing, and auditing related activities.

9.11.	Security Audit

To the extent [**]’s then-current security policies, architectures, standards, rules and procedures are applicable to Services and Materials provided by Subcontractor, on an annual basis starting on a date designated by [**] or Amdocs, Subcontractor will, at no charge, perform a security audit of each offshore site from which Services are provided under this Agreement, utilizing an independent auditor, as mutually agreed by the Parties, and provide a copy of the results of such audit to Amdocs. Such security audit shall review whether Subcontractor is strictly following all [**] security rules and procedures as made available to the Subcontractor for use of [**]’s electronic resources provided to Subcontractor and that Subcontractor is in strict compliance with [**]’s then-current security policies, architectures, standards, rules and procedures, all as set forth in the most current version of [**]’s Offshore Management Office External Audit Controls.

10.	WARRANTIES

10.1.	Work Standards

Subcontractor represents and warrants that the Services shall be rendered with promptness and diligence and shall be executed in a professional and workmanlike manner, in accordance with high standards of and at least generally accepted practices in the information technology services industry and the Service Levels.  Subcontractor represents and warrants that it shall use adequate numbers of qualified individuals with suitable training, education, experience, competence and skill to perform the Services.  Subcontractor shall provide such individuals with training as to new products and services prior to the implementation of such products and services in the [**] environment.

10.2.	Software

10.2.1.
Subcontractor represents, warrants and covenants that it is either the owner of, or authorized to use, any and all Software provided and used by Subcontractor in providing the Services.  As to any such Software that Subcontractor does not own but is authorized to use, Subcontractor shall advise Amdocs as to the ownership and extent of Subcontractor’s rights with regard to such Software to the extent any limitation in such rights would materially impair Subcontractor’s performance of its obligations under this Agreement.

10.2.2.
Subcontractor represents, warrants and covenants that any Subcontractor Owned Software will Comply with its Specifications and will provide the functions and features and operate in the manner described therein.

10.2.3.
To the extent applicable to Subcontractor’s Services and Materials to be provided under an Order, Subcontractor represents, warrants and covenants that Developed Materials shall be free from material errors in operation and performance, shall Comply with its documentation and the Specifications in all material respects and shall provide the functions and features and operate in the manner agreed by the Parties for [**] months after the installation, testing and Acceptance of such Developed Materials.

10.2.4.
In the event that the Subcontractor Owned Software or Developed Materials do not Comply with the Specifications and criteria set forth in this Agreement, and/or materially and adversely affect the Services provided hereunder, Subcontractor shall repair or replace such Software or Material with conforming Software or Material.

10.3.	Non-Infringement

10.3.1.
Performance of Responsibilities:  Except as otherwise provided in this Agreement, each Party represents and warrants that it shall perform its responsibilities under this Agreement in a manner that does not infringe, or constitute an infringement or misappropriation of, any patent, copyright, trademark, trade secret or other proprietary or privacy rights of any third party; provided, however, that the performing Party shall not have any obligation or liability to the extent any infringement or misappropriation is caused by (i) modifications made by the other Party or its contractors or subcontractors, without the knowledge or approval of the performing Party, (ii) the other Party’s combination of the performing Party’s work product or Materials with items not furnished, specified or reasonably anticipated by the performing Party or contemplated by this Agreement, (iii) a breach of this Agreement by the other Party, or (iv) the failure of the other Party to use corrections or modifications provided by the performing Party offering equivalent features and functionality. Each Party further represents and warrants that it will not use or create materials in connection with the Services which are or are alleged to be libelous, defamatory or obscene.

10.3.2.
Actions in Case of Infringement:  In the event that (1) any Materials, Developed Materials, Equipment or Software provided by Subcontractor or its Affiliates or permitted subcontractors pursuant to this Agreement or used by them in the performance of the Services are found or, based upon a third party claim or threatened claim of infringement, are likely to be found, to infringe upon the patent, copyright, trademark, trade secret, or other intellectual property or proprietary rights of any third party in any country in which Services are to be performed or received under this Agreement or (2) the continued use of such Materials, Developed Materials, Equipment or Software is enjoined, Subcontractor shall, in addition to defending, indemnifying and holding harmless Amdocs and [**] as provided in this Agreement, promptly and at its own cost and expense and in such a manner as to minimize the disturbance to Amdocs’  and [**]’s business activities do one of the following:

(a)	Obtain for [**] and Amdocs the right to continue using such Materials, Developed Materials, Equipment or Software.

(b)
Modify the item(s) in question so that it is no longer infringing (provided that such modification does not degrade the performance or quality of the Services or adversely affect [**]’s and Amdocs’ intended use as contemplated by this Agreement).

(c)	Replace such item(s) with a non-infringing functional equivalent acceptable to [**] and Amdocs.

10.4.	Authorization

Each Party represents and warrants to the other that:

10.4.1.	It is a corporation duly incorporated, validly existing and in good standing under the laws of its State of incorporation;

10.4.2.	It has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement;

10.4.3.
It has obtained all licenses, authorizations, approvals, consents or permits required to perform its obligations under this Agreement under all applicable Laws and under all applicable rules and regulations of all authorities having jurisdiction over the Services, except to the extent the failure to obtain any such license, authorizations, approvals, consents or permits is, in the aggregate, immaterial;

10.4.4.
The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by the requisite corporate action on the part of such Party; and

10.4.5.
The execution, delivery, and performance of this Agreement shall not constitute a violation of any judgment, order, or decree; a material default under any material contract by which it or any of its material assets are bound; or an event that would, with notice or lapse of time, or both, constitute such a default.

10.5.	Inducements

Subcontractor represents and warrants that it has not given and will not give commissions, payments, kickbacks, lavish or extensive entertainment, or other inducements of more than minimal value to any employee or agent of [**] or Amdocs in connection with this contract.  Subcontractor also represents and warrants that, to the best of its knowledge, no officer, director, employee, agent or representative of Subcontractor has given any such payments, gifts, entertainment or other thing of value to any employee or agent of [**] or Amdocs.  Subcontractor also acknowledges that the giving of any such payments, gifts, entertainment, or other thing of value is strictly in violation of [**]’s policy on conflicts of interest, and may result in the cancellation of this Agreement and all other existing and future contracts between the Parties.

10.6.	Malicious Code

Each Party shall cooperate with the other Party and shall take commercially reasonable actions and precautions (including the use of Antivirus Software) to prevent the introduction and proliferation of Malicious Code into [**]’s environment or any System used by Subcontractor to provide the Services.  Without limiting Subcontractor’s other obligations under this Agreement, in the event Malicious Code is found in Equipment, Software or Systems managed or supported by Subcontractor or used by Subcontractor to provide the Services, Subcontractor shall exercise all commercially reasonable efforts, at no additional charge, to eliminate and reduce the effects of such Malicious Code and, if the Malicious Code causes a loss of operational efficiency or loss of data, to mitigate such losses and restore such data with generally accepted data restoration techniques.

10.7.	Disabling Code

Subcontractor represents and warrants that, without the prior written consent of Amdocs, Subcontractor shall not insert into the Software any Disabling Code.  Subcontractor further represents and warrants that, with respect to any Disabling Code that may be part of the Software, Subcontractor shall not invoke or cause to be invoked such Disabling Code at any time, including upon expiration or termination of this Agreement for any reason, without Amdocs’ prior written consent.  Subcontractor also represents and warrants that it shall not use third party software with Disabling Code without the prior approval of Amdocs.

10.8.	Compliance with Laws

10.8.1.
Subcontractor represents and warrants that, with respect to the provision of the Services and the performance of its other legal and contractual obligations hereunder, it is and shall be in compliance with all applicable Laws (including but not limited to those requiring the acquisition of applicable permits, certificates, manifests, approvals and inspections, applicable to the Equipment, Software, Systems and Services for which Subcontractor is operationally responsible), and shall remain in compliance with such Laws for the entire term of this Agreement.  If a charge or a claim of non-compliance by Subcontractor with such Laws is made or asserted against Subcontractor, Subcontractor shall promptly notify Amdocs of such charge or claim.

10.8.2.
At no additional charge, upon Amdocs’ request, Subcontractor shall provide Amdocs with data and reports in Subcontractor’s possession necessary for [**] and Amdocs to comply with, all Laws applicable to the Services.

10.8.3.
Subcontractor covenants that the Software, Equipment, Systems and Materials owned, provided or used by Subcontractor in providing the Services are in compliance with all applicable Laws on the Effective Date and shall remain in compliance with such Laws for the entire term of this Agreement.

10.8.4.
Subcontractor shall notify Amdocs of any Laws and changes in Laws of which Subcontractor is aware applicable to the provision of the Services and shall, to the extent such Laws or changes in Laws require a change in the performance, receipt, or use of the Services, identify the impact of such Laws and changes in Laws on Subcontractor’s performance and [**]’s receipt and use of such Services.  Subcontractor also shall maintain familiarity with the legal and regulatory requirements applicable specifically to the provision of telecommunications services by [**] which are similar to the Services to be provided hereunder and shall bring additional or changed requirements to Amdocs’ attention.  Subject to its non-disclosure obligation under other customer contracts, Subcontractor shall make commercially reasonable efforts to obtain information regarding such requirements from other customer engagements and to communicate such information to Amdocs in a timely manner.  With respect to those Laws applicable to [**] as providers of telecommunication services, [**] shall retain the right, in its sole discretion, to interpret and determine the impact of such Laws on the Services to be provided by Subcontractor.  At Amdocs’ request, Subcontractor Personnel shall participate in [**] provided regulatory compliance training programs.

10.8.5.
Cost of Compliance With Changes in Laws:  Subcontractor shall comply with all Laws and changes in Laws applicable to the Services (including Laws specifically applicable to [**] as providers of telecommunication services to the extent Subcontractor receives notice of such Laws from Amdocs) and shall implement upon Amdocs’ approval any necessary modifications to the Services prior to the deadline imposed by the regulatory or governmental body having jurisdiction for such requirement or change.

10.8.6.
Compliance with Data Privacy Laws:  Without limiting the foregoing, with respect to any [**] Personal Data, Subcontractor shall comply with all Laws under applicable Privacy Laws (as well as Laws with respect to any CPNI or CPI).  Subcontractor shall also provide Amdocs with such assistance as Amdocs may reasonably require to assist [**] to fulfill its responsibilities under the respective applicable Privacy Laws.

10.8.7.	Compliance with Export Control Laws: To the extent applicable to the Services and Materials to be provided by Subcontractor, the following shall apply:

(a)	The Parties shall comply with all export control, import and foreign trade sanctions laws, rules and regulations, in their performance of this Agreement.

(b)
No Party shall use, sell, export, re-export, distribute, transfer, dispose or otherwise deal with any such Material or any direct product thereof or undertake any transaction or Service without first obtaining all necessary consents, permits and authorizations and completing such formalities as may be required by any such laws or regulations.

(c)
Subcontractor shall be solely responsible for arranging export clearance, including applying for and obtaining any permits, licenses or other authorizations and complying with export clearance formalities, for all exports of Materials used to provide Services and all Services made by Subcontractor hereunder, including exports thereof by Subcontractor to its Affiliates or subcontractors and exports thereof from such Affiliates or subcontractors to Subcontractor or to Amdocs in the United States.

(d)
Each Party represents and warrants for the benefit of the other that it shall not export/re-export or otherwise transfer any Applications or Materials used to provide Services or any Services to any country that is subject to US trade sanctions imposed from time to time (currently, Cuba, Iran, North Korea, Sudan and Syria), to any persons or entities located in or organized under the laws of such country, or who are owned or controlled by or acting on behalf of the governments of such countries, as well as to citizens of such countries, or to persons identified from time to time on applicable US government restricted party lists (e.g., the US Department of Commerce’s Denied Party List, Entity List, Unverified List; the US Department of the Treasury’s List of Specially Designated Nationals and Other Blocked Persons; the US Department of State’s various non-proliferation lists).

(e)	Neither Party shall do anything which would cause the other Party to be in breach of applicable export control or foreign trade control laws, rules and regulations.

10.8.8.	Foreign Corrupt Practices Act (FCPA) Compliance

(a)
Without limiting any other provision of this Agreement, in all activities associated with the performance of the Services, Subcontractor shall perform in a manner consistent with the requirements of the FCPA.  Amdocs may, from time to time, in its sole discretion, require that Subcontractor sign a certification statement providing that, in performing the Services, (i) Subcontractor has complied with and will continue to comply with the FCPA; (ii) Subcontractor has not made or caused to be made any offer or payment, directly or indirectly, to any government official or political party or candidate; (iii) Subcontractor has otherwise engaged in no activity which would result in a violation by [**] of the FCPA; and (iv) such other representation to Amdocs as [**] or Amdocs deems necessary to ensure compliance with the FCPA.

(b)
Subcontractor agrees that no part of Subcontractor’s compensation will be used for any purpose that could constitute a violation of the FCPA.  Subcontractor agrees that it will not hire or in any other way retain a foreign official, a foreign political party or official thereof, or a candidate for foreign political office for any purpose relating to or in connection with the Services.

10.8.9.	Subcontractor’s obligation to comply with all Laws includes the procurement of permits, certificates, approvals, inspections and licenses, when needed, in the performance of this Agreement.

10.8.10.
Subcontractor shall be responsible for any fines or penalties imposed on Subcontractor, Amdocs or [**] resulting from Subcontractor’s performance hereunder and any failure of Subcontractor or its Subcontractors to comply with applicable Laws or respond in a timely manner to changes in such Laws.

10.8.11.	Offshore Transfer or Processing of [**] Data

(a)
Subcontractor represents and warrants that, to the extent that its performance of the Services includes the transfer, storage or processing outside of the United States of [**] Data or other performance of the Services outside of the United States, such Services (the “Offshore Services”) will be (i) performed in accordance with the Agreement and Laws (including Privacy Laws) of the United States, European Union (if applicable) and any jurisdiction in which the Offshore Services are performed and (ii) performed such that Laws permit the transfer of the [**] Data back into the United States, and future performance of the Services within the United States, without any additional cost to Amdocs or authorization or permission of any Entity or government.

(b)
In the event that new Laws or changes in Laws (i) require that any such Services be performed within the United States or any other jurisdiction, (ii) prohibit the performance of any Services as Offshore Services or (iii) require that the [**] Data used in connection with such Offshore Services be transferred back to the United States or restrict such [**] Data from being transferred to or from, or processed in, stored in or accessed from any jurisdiction (collectively, “Offshore Impact”), Subcontractor shall perform all necessary tasks in order to continue to perform the Services, including any Offshore Services, in compliance with Laws, including, as required by Laws, the performance of any or all Services within the United States.  Upon the event of an Offshore Impact, the Parties will in good faith seek to agree on changes, if any, to the charges appropriate due to the increased costs, if any, of Subcontractor.  If the parties are unable to agree on such changes, Amdocs shall be entitled to terminate this Agreement upon thirty (30) days prior written notice to Subcontractor.

(c)
Subcontractor represents and warrants that, to the extent that Offshore Services are performed and to the extent that [**] Data is transferred to, processed or stored outside, or accessed from outside of the United States and in addition to its other obligations under this Agreement, Subcontractor shall store and process [**] Data and store and operate all Application Software in a secure environment designed, monitored and administered to prevent the violation of Laws or this Agreement.  In addition, Subcontractor shall establish, and require all Subcontractor Personnel to comply with, stringent policies and rules regarding the removal of [**] Data or Application Software from Subcontractor facilities and otherwise requiring Subcontractor Personnel to act in accordance with this Agreement and Laws, and Subcontractor shall establish physical and logical measures to ensure that such policies and rules are followed.  Under no circumstances shall [**] Data or Application Software used in Offshore Services be removed from Subcontractor facilities.

10.9.	Interoperability

Subcontractor represents and warrants that the Systems used to provide the Services will be Compliant with the specifications set forth in the Order.

10.10.	Disclaimer

EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN, NEITHER PARTY MAKES ANY REPRESENTATIONS, CONDITIONS OR WARRANTIES TO THE OTHER PARTY, WHETHER EXPRESS OR IMPLIED, INCLUDING THE IMPLIED WARRANTIES AND CONDITIONS OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

11.	FEES, RATES AND EXPENSES

11.1.
In consideration for the Services and Deliverables to be provided by Subcontractor hereunder, Amdocs will pay Subcontractor the fees and expenses set forth in the applicable Order, inclusive of all applicable taxes (including, but not limited to, sales tax if applicable to Subcontractor). Subcontractor’s fees will be based on (i) a fixed price for the Services and Deliverables as set out in the Order; or (ii) Subcontractor’s time and materials rates as specified in the Order.

11.2.
In the event of Services provided on a time and materials basis, Subcontractor shall provide to Amdocs an estimate for the cost of the Services, based upon the amount of time that Subcontractor Personnel will be engaged in the provision of the Services. Amdocs shall not pay for any work performed which exceeds the estimate and which is not allowed for in the Order.

11.3.
Save as may otherwise be agreed in an Order, payments to Subcontractor under an Order will be made within [**] days of the last to occur of Amdocs’ receipt of Subcontractor’s invoice and Amdocs’ receipt of the corresponding payment from [**].  Amdocs will be entitled to withhold payment of any portion of an invoice that it disputes in good faith until such dispute is resolved.  All payments will be made in U.S. Dollars unless otherwise mutually agreed to by the Parties. Subcontractor agrees that if Amdocs is required to return amounts to [**] associated with the Deliverables or Services due to the fault of Subcontractor, then within [**] days of receipt of notice from Amdocs of such requirement, Subcontractor shall reimburse Amdocs such amount.

11.4.
Amdocs shall not be responsible for any travel, meal or other business related expense incurred by Subcontractor whether or not incurred in its performance of its obligations under this Agreement, unless reimbursement of expenses is expressly authorized in an Order pursuant to this Agreement.  If reimbursement of expenses is so authorized, in order to be reimbursable, each and every such expense must comply with the requirements of [**]’s Vendor Expense Policy (the “Expense Policy”), a copy of which will be provided to Subcontractor.

11.5.	Additionally, the Parties agree as follows:

(a)	Travel and living expenses will not be paid for resources working at their primary work location or in the same metropolitan area as their primary work location.

(b)	Certain travel and living expenses may be subject to caps imposed by [**] and/or Amdocs.

11.6.	Except as provided herein, it is understood that any and all costs and expenses incurred by either Party in connection with this Agreement shall be borne by that Party.

11.7.	With respect to any amount to be paid or reimbursed by Amdocs hereunder, Amdocs may set off against such amount any amount that Subcontractor is obligated to pay Amdocs hereunder.

12.	SERVICE LEVELS AND LIQUIDATED DAMAGES

12.1.
Subcontractor shall perform the Services at the levels of accuracy, quality, completeness, timeliness, responsiveness and productivity that meet high standards of the software and software service industries.

12.2.
Subcontractor acknowledges that Amdocs may be required to pay liquidated damages to [**] under the Prime Contract if delivery of the Deliverables or Services is delayed. Accordingly, if requested by Amdocs in the applicable Order, Subcontractor agrees to pay to Amdocs such liquidated damages in certain circumstances, to the extent that delivery of the Deliverables or Services is delayed beyond the timetable set forth in the applicable Order  by Subcontractor.  The delivery of the Deliverables and Services shall be deemed to occur only upon delivery of the Deliverables and Services in a manner that conforms to the requirements and specifications set forth in the applicable Order.

12.3.
Subcontractor acknowledges that [**] or Amdocs may require that certain service levels be met with regard to certain Deliverables or Services to be provided in connection with this Agreement (“Service Levels”).  The Parties agree that a service level agreement, which shall set out the applicable severity levels, response and fix times and the Liquidated Damages applicable in the event of failure to comply with such Service Levels, may be attached to an applicable Order.

12.4.
If Subcontractor fails to provide the Services in accordance with the Service Levels and this Agreement, Subcontractor shall (after restoring service or otherwise resolving any immediate problem): (i) promptly investigate and report on the causes of the problem; (ii) provide a Root Cause Analysis of such failure as soon as practicable after such failure or [**]’s or Amdocs’ request; (iii) use all commercially reasonable efforts to implement remedial action and begin meeting the Service Levels as soon as practicable; (iv) advise Amdocs of the status of remedial efforts being undertaken with respect to such problem; and (v) demonstrate to [**]’s and Amdocs’ reasonable satisfaction that the causes of such problem have been or will be corrected on a permanent basis.  Subcontractor shall use all commercially reasonable efforts to complete the Root Cause Analysis within [**] days; provided that, if it is not capable of being completed within [**] days using reasonable diligence, Subcontractor shall complete such Root Cause Analysis as quickly as possible and shall notify Amdocs prior to the end of the initial [**] day period as to the status of the Root Cause Analysis and the estimated completion date.  It is not intended that a protracted Root Cause Analysis should unduly delay prompt resolution of service level issues, including allocation of service level credits.  Subcontractor shall provide the results of the Root Cause Analysis to Amdocs in writing or comparable electronic media.

12.5.
If Subcontractor becomes aware of any failure by Amdocs to comply with its obligations under this Agreement or any other situation (i) that has impacted or reasonably could impact the maintenance of [**]’s financial integrity or internal controls, the accuracy of [**]’s financial, accounting or human resources records and reports or compliance with [**]’s strategic decisions, or (ii) that has had or reasonably could have any other material adverse impact on the Services in question or the impacted business operations of [**], then Subcontractor  shall immediately inform Amdocs in writing of such situation and the impact or expected impact and Subcontractor and Amdocs shall meet to formulate an action plan to minimize or eliminate the impact of such situation.

13.	CHANGE MANAGEMENT

13.1.
The Parties agree that all changes to this Agreement, or any changes to an Order which materially alter the terms and conditions of this Agreement, must be set forth in a written amendment to such Order (such amendment, a “Change Order”), and signed by the Parties.

13.2.
The rights and obligations of both Parties in connection with this Agreement, including any Order, shall not be changed, until a proposed Change Order is agreed to and mutually executed.  Until such Change Order has been executed by both Parties, each Party shall continue to perform its obligations in accordance with the Agreement and the applicable Orders.

14.	OWNERSHIP OF MATERIALS

14.1.	[**] Owned Materials

[**] shall be the sole and exclusive owner, including all United States and foreign patent, copyright and other intellectual property rights, of (a) all Software and other Materials owned by [**] prior to the Effective Date or developed or acquired by or on behalf of [**] on or after the Effective Date, (b) all enhancements and Derivative Works of such Software and other Materials (other than as expressly agreed in writing by the Parties outside the scope of this Agreement), and (c) certain Developed Materials, as provided in Section 14.2 (collectively, “[**] Owned Materials”).

14.2.	Developed Materials

14.2.1.
Ownership by [**]:  All Developed Materials created by or for Subcontractor in connection with the Services provided by Subcontractor under this Agreement shall, upon creation, be owned by [**] and considered to be works made for hire (as that term is used in Section 101 of the Copyright Act or other applicable Law).  If any such Developed Materials may not be considered a work made for hire under applicable Law, Subcontractor hereby irrevocably assigns, and shall assign, to [**] without further consideration all of Subcontractor’s right, title and interest in and to such Developed Materials (except with regard to any Subcontractor-Owned Materials incorporated therein), including United States and foreign intellectual property rights.  Subcontractor acknowledges that [**] and the successors and assigns of [**] shall have the right to obtain and hold in their own name any intellectual property rights in and to such Developed Materials (except with regard to any Subcontractor-Owned Materials incorporated therein).  Subcontractor agrees to execute any documents and take any other actions reasonably requested by [**] or Amdocs to effectuate the purposes of this Section. Subcontractor is free to redevelop Materials similar to Developed Materials for other customers, provided that such redevelopment does not (i) breach confidentiality obligations of Subcontractor (including under this Agreement) and the Subcontractor Personnel hereunder or (ii) infringe, misappropriate or otherwise violate [**]’s rights (including rights in the Developed Materials).

14.3.	Subcontractor Owned Materials

14.3.1.
General:  Subcontractor shall be the sole and exclusive owner of the (a) Materials it lawfully owned prior to the Effective Date, (b) Materials acquired by Subcontractor on or after the Effective Date, (c) derivative works of Subcontractor Owned Software created by Subcontractor and not otherwise owned by [**] pursuant to the terms of this Agreement, and (d) Materials developed by Subcontractor other than in the course of the performance of its obligations under this Agreement or in connection with the use of any [**] Data or [**] Owned Software (“Subcontractor-Owned Materials”), including United States and foreign intellectual property rights in such Subcontractor Owned Materials.

14.3.2.
Embedded Materials:  To the extent that Subcontractor desires to embed any Subcontractor-Owned Materials into any Software or Developed Materials, Subcontractor will clearly identify such proposal and obtain [**]’s permission before such embedding.  To the extent that Subcontractor-Owned Materials are embedded in any Developed Materials, Subcontractor shall not be deemed to have assigned its intellectual property rights in such Subcontractor Owned Materials to [**], but, except as the Parties may otherwise provide in a written amendment, Subcontractor hereby grants to [**] and Amdocs a license to use such Subcontractor-Owned Materials together with the Developed Materials.

14.4.	Other Materials

This Agreement shall not confer upon either Party intellectual property rights in Materials of the other Party (to the extent not covered by this Article 14) unless otherwise so provided elsewhere in this Agreement.

14.5.	General Rights and Restrictions

14.5.1.	Each Party agrees to reproduce copyright legends which appear on any portion of the Materials which may be owned by the other Party or third parties.

14.5.2.
Nothing in this Agreement shall restrict any employee or representative of a Party from using general ideas, concepts, practices, learning or know-how relating to information technology, network and data processing products and services that are retained solely in the unaided memory of such employee or representative after performing the obligations of such Party under this Agreement, except to the extent that such use infringes upon any patent, copyright or other intellectual property right of a Party or its Affiliates; provided, however, that this Section shall not be deemed to limit either Party’s obligations under this Agreement with respect to the disclosure or use of Proprietary Information.  An individual’s memory is unaided if the individual has not intentionally memorized the Proprietary Information for the purpose of retaining and subsequently using or disclosing it and does not identify the information as Proprietary Information upon recollection.

14.5.3.
Should either Party incorporate into Developed Materials any intellectual property subject to third party patent, copyright or license rights, any ownership or license rights granted herein with respect to such Materials shall be limited by and subject to any such patents, copyrights or license rights; provided that, prior to incorporating any such intellectual property in any Materials, the Party incorporating such intellectual property in the Materials has disclosed this fact and obtained the prior approval of the other Party.

15.	[**] DATA AND OTHER PROPRIETARY INFORMATION

15.1.	Ownership of [**] Data and [**] Derived Data

15.1.1.
[**] Data is the property of [**]. To the extent needed to perfect [**]’s ownership in [**] Data, Subcontractor hereby assigns all right, title and interest in [**] Data to [**].  No transfer of title in [**] Data is implied or shall occur under this Agreement. Subcontractor shall promptly return [**] Data, at no cost to [**], and in the format and on the media prescribed by [**] (i) at any time at [**]’s or Amdocs’ request, regardless of the expiration or termination of this Agreement, (ii) at the expiration or termination of this Agreement, or (iii) with respect to particular [**] Data, whenever such data is no longer needed by Subcontractor to perform its obligations under this Agreement. [**] Data shall not be (a) utilized by Subcontractor for any purpose other than as required to fulfill its obligations under this Agreement, (b) sold, assigned, leased, commercially exploited or otherwise provided to or accessed by third parties, whether by or on behalf of Subcontractor, (c) withheld from Amdocs or [**] by Subcontractor, or (d) used by Subcontractor to assert any lien or other right against or to it.  Subcontractor shall promptly notify Amdocs if Subcontractor believes that any use of [**] Data by Subcontractor contemplated under this Agreement or to be undertaken as part of the performance of this Agreement is inconsistent with the preceding sentence.

15.1.2.
[**] shall own all right, title and interest to the [**] Derived Data.  To the extent needed to perfect [**]’s ownership in [**] Derived Data, Subcontractor hereby assigns all right, title and interest in [**] Derived Data to [**]. Subcontractor shall deliver [**] Derived Data in the format, on the media and in the timing prescribed by Amdocs.  Such delivery shall be at no cost to Amdocs unless the format, media, or timing prescribed by Amdocs for delivery would cause Subcontractor to incur substantial additional costs, in which case Subcontractor shall so notify Amdocs and the Parties shall negotiate in good faith to determine whether the format, media, or timing can be changed to avoid Subcontractor’s incurring such costs or to determine whether Amdocs is willing to reimburse Subcontractor for such costs.  For the avoidance of doubt, Subcontractor shall not create or develop [**] Derived Data after the expiration or termination of this Agreement.

15.2.	Safeguarding [**] Data

15.2.1.
Subcontractor shall establish and maintain environmental, safety and facility procedures, data security procedures and other safeguards against the destruction, loss, unauthorized access or alteration of [**] Data in the possession of Subcontractor which are (a) no less rigorous than those maintained by Subcontractor for its own information of a similar nature, and (b) adequate to meet the requirements of [**]’s record retention policy and applicable Laws.  Subcontractor will revise and maintain such procedures and safeguards upon [**]’s or Amdocs’ request.  [**] and Amdocs shall have the right to establish backup security for [**] Data and to keep backup copies of the [**] Data in [**]’s possession at [**]’s expense if [**] so chooses.  Subcontractor shall remove all [**] Data from any media taken out of service and shall destroy or securely erase such media in accordance with Amdocs’ instructions.  No media on which [**] Data is stored may be used or re-used to store data of any other customer of Subcontractor or to deliver data to a third party, including another Subcontractor customer, unless securely erased in accordance with Amdocs’ instructions.  In the event Subcontractor discovers or is notified of a breach or potential breach of security relating to [**] Data, Subcontractor will expeditiously under the circumstances notify [**] and Amdocs and investigate and remediate the effects of such breach or potential breach of security and will provide [**] and Amdocs with such assurances as [**] or Amdocs shall request that such breach or potential breach will not recur.

15.2.2.
As part of the Services, Subcontractor shall be responsible for developing and maintaining procedures for the reconstruction of lost [**] Data which are no less rigorous than those maintained by Subcontractor for its own information of a similar nature.

15.2.3.
Subcontractor shall at all times adhere to the procedures and safeguards specified in Sections 15.2.1 and 15.2.2, and shall correct, at no charge to Amdocs, any destruction, loss or alteration of any [**] Data attributable to the failure of Subcontractor or Subcontractor Personnel to comply with Subcontractor’s obligations under this Agreement.

15.3.	Confidentiality

15.3.1.
Amdocs and Subcontractor have entered into a Non-Disclosure and Confidentiality Agreement dated as of _______________________ (the “NDA”). The Parties acknowledge and agree that the NDA shall apply to the rendering of the Services hereunder and shall survive any termination or expiration of this Agreement or any Order.  Subcontractor shall protect the confidentiality of any [**] confidential and proprietary information in accordance with the NDA.

15.3.2.	At Amdocs’s request, Subcontractor will sign a non-disclosure agreement with [**].

15.3.3.	Subcontractor Personnel will sign the Confidentiality and Invention Agreement attached as Exhibit D.

15.4.	Information -- Customer

15.4.1.
Except as provided herein, title to all Customer Information shall be in [**].  Except as otherwise provided herein, no license or rights to any Customer Information are granted to Subcontractor hereunder.

15.4.2.
Subcontractor acknowledges that Customer Information received may be subject to certain privacy laws and regulations and requirements, including requirements of [**].  Subcontractor shall consider Customer Information to be private, sensitive and confidential.  Accordingly, with respect to Customer Information, Subcontractor shall comply with all applicable privacy laws and regulations and requirements, including, but not limited to, the CPNI restrictions contained in Section 222, and, for [**]’s customers residing in California, the Constitution of California (Article I, § 1), the California Public Utilities Code (§§ 2891 – 2894), and General Order 107-B of the California Public Utilities Commission.  Accordingly, Subcontractor shall:

(d)	comply with [**]’s privacy policies (which are available at [**] or its successors made known to Subcontractor);

(e)
not use any CPNI to market or otherwise sell products to [**]’s customers, except to the extent necessary for the performance of Services for [**] or as otherwise approved or authorized by [**] in this Agreement or in writing;

(f)
make no disclosure of Customer Information to any party other than [**] or Amdocs, except to the extent necessary for the performance of Services for [**] or except such disclosure required under force of law; provided that Subcontractor shall provide [**] and Amdocs with notice immediately upon receipt of any legal request or demand by a judicial, regulatory or other authority or third party to disclose or produce Customer Information;  Subcontractor shall furnish only that portion of the Customer Information that is legally required to furnish and shall provide reasonable cooperation to [**] and Amdocs should [**] or Amdocs exercise efforts to obtain a protective order;

(g)	not incorporate any Customer Information into any database other than in a database maintained exclusively for the storage of [**]’s Customer Information;

(h)	not incorporate any data from any of Subcontractor’s other customers, including Affiliates of [**], into [**]’s customer database;

(i)	make no use whatsoever of any Customer Information for any purpose except to comply with the terms of this Agreement;

(j)	make no sale, license or lease of Customer Information to any other party;

(k)	restrict access to Customer Information to only those employees of Subcontractor that require access in order to perform Services under this Agreement;

(l)
implement and comply with a data security plan, approved in advance in writing by Amdocs , and other procedures as may be agreed by the Parties relative to the security of Customer Information at all times in performing Services hereunder;

(m)	prohibit and restrict access or use of Customer Information by any of Subcontractor’s other customers, Subcontractor’s Affiliates, or third parties except as may be agreed otherwise by the Parties ;

(n)
promptly return all Customer Information to Amdocs  upon expiration, termination or cancellation of this Agreement or applicable schedule or Order, unless expressly agreed or instructed otherwise by the Parties ; and

(o)
immediately notify Amdocs upon Subcontractor’s awareness of (A) any breach of the above-referenced provisions, (B) any disclosure (inadvertent or otherwise) of Customer Information to any third party not expressly permitted herein to receive or have access to such Customer Information, or (C) a breach of, or other security incident involving, Subcontractor’s systems or network that could cause or permit access to Customer Information inconsistent with the above-referenced provisions, and such notice shall include the details of the breach, disclosure or security incident.  Subcontractor shall fully cooperate with [**] and Amdocs in determining, as may be necessary or appropriate, actions that need to be taken including, but not limited to, the full scope of the breach, disclosure or security incident, corrective steps to be taken by Subcontractor, the nature and content of any customer notifications, law enforcement involvement, or news/press/media contact etc., and Subcontractor shall not communicate directly with any [**] customer without [**]’s and Amdocs’s consent, which such consent shall not be unreasonably withheld.

15.5.	File Access

[**] will have unrestricted access to, and the right to review and retain the entirety of, all computer or other files containing [**] Data, as well as all systems and network logs.  At no time will any of such files or other materials or information be stored or held in a form or manner not immediately accessible to [**].

16.	INDEPENDENT CONTRACTOR

16.1.
It is hereby understood and agreed that Subcontractor will perform its Services hereunder as an independent contractor.  Nothing in this Agreement is intended to or shall be deemed to create a partnership or joint venture of any kind or for any purpose. There is no employer/employee relationship between Amdocs and Subcontractor or Subcontractor Personnel, and Amdocs will not have any liability toward Subcontractor or its Personnel based on or arising from such relationship (including, but not limited to, liability for payments to individual employees of Subcontractor for work performed pursuant to a particular Order).  The partners, employees, officers and agents of one Party, in the performance of this Agreement, shall act only in the capacity of representatives of that Party and not as employees, officers or agents of the other party and will not be deemed for any purpose to be employees of the other. Amdocs is not, nor shall Amdocs be deemed to be, a joint employer with, or an agent of, Subcontractor. Subcontractor Personnel are not, and will not be, entitled to make any representations or commitments on behalf of Amdocs, and/or represent Amdocs.

16.2.
During the term of this Agreement, Subcontractor, and not Amdocs, shall be solely responsible for: (a) paying all wages and other compensation to Subcontractor Personnel, (b) withholding and payment of all income taxes and any other taxes and applicable amounts with respect to payments made to Subcontractor Personnel, (c) providing all insurance and other employment related benefits to Subcontractor Personnel, and (d) making any overtime payments to Subcontractor Personnel if required by the applicable laws or regulations.

16.3.
Subcontractor Personnel shall not, as a result of providing Services, be entitled to any additional benefits that may accrue or be paid to employees of Amdocs under any employee retirement or insurance program or any other type of employee program of any nature, including, without limitation, sick leave or pay, vacation leave or pay, or health or accident insurance coverage.

16.4.
Subcontractor acknowledges that it will be treated as an independent contractor for all tax purposes, including but not limited to employment taxes.  Consequently, Subcontractor hereby accepts exclusive liability for, and agrees to hold Amdocs harmless for and indemnify Amdocs against, the payment by Amdocs of any taxes, contributions or other amounts pursuant to any applicable federal, state or local laws based upon the salaries or payroll of “employees,” as that term is defined for such purposes, and related to Subcontractor’s rendition of the Services pursuant to this Agreement.

16.5.
Subcontractor shall comply with all federal and state laws, including, but not limited to, the requirements to (i) make estimated tax payments and to report all items of gross receipts as income from the operation of its business and (ii) pay all self-employment taxes.

17.	ASSIGNMENT

Subcontractor will not, without first obtaining Amdocs’s written consent, assign, delegate or subcontract this Agreement or any of its obligations under this Agreement or any Order to any third party.

18.	INSURANCE

Subcontractor will, at Subcontractor’s expense, maintain the insurance coverage and comply with the insurance requirements set out in Exhibit E and shall comply with such other insurance requirements as may be required by law or requested by [**] (including as requested of Amdocs by [**]) from time to time.

19.	INDEMNITY

19.1.	Indemnity by Subcontractor

19.1.1.
General Indemnification.  Subject to the provisions of Section 19.4, Subcontractor agrees to indemnify, defend and hold harmless Amdocs and [**] and their respective officers, directors, employees, agents, representatives, successors, and assigns from any and all Losses and threatened Losses relating to third party claims arising from or in connection with any of the following:

(a)	Subcontractor’s breach of any of the representations, warranties and covenants set forth in Sections 10.4 and 10.8;

(b)	[**];

(c)
Infringement or misappropriation or alleged infringement or misappropriation of a patent, trade secret, copyright or other proprietary rights in contravention of Subcontractor’s representations, warranties and covenants in Section 10.3;

(d)	Taxes, together with related interest and penalties, that are the responsibility of Subcontractor;

(e)	Any claim, other than an indemnification claim under this Agreement, initiated by Subcontractor’s subcontractor asserting rights under this Agreement;

(f)	[**];

(g)	Any claim by Subcontractor Personnel for death or bodily injury suffered on a [**] or Amdocs site, except to the extent caused by [**]’s or Amdocs’s gross negligence or willful misconduct;

(h)
Any claim relating to any: (i) violation by Subcontractor, Subcontractor Affiliates or subcontractors, or their respective officers, directors, employees, representatives or agents, of Federal, state, provincial, local, international or other Laws or regulations or any common law protecting persons or members of protected classes or categories, including laws or regulations prohibiting discrimination or harassment on the basis of a protected characteristic; (ii) liability arising or resulting from the employment of Subcontractor Personnel by Subcontractor, Subcontractor Affiliates or Subcontractors; (iii) payment or failure to pay any salary, wages or other cash compensation due and owing to any Subcontractor Personnel; (iv) employee pension, benefit plan, bonus program, vacation benefit, sick leave benefit, tuition assistance, severance program, medical benefit, stock benefit, stock option benefit or other benefits of any Subcontractor Personnel; (v) other aspects of the employment relationship of Subcontractor Personnel with Subcontractor, Subcontractor Affiliates or subcontractors or the termination of such relationship, including claims for wrongful discharge, claims for breach of express or implied employment contract and claims of joint employment or co-employment;

(i)	Pledging Damages: Claims by third parties in connection with payment right transfers by Subcontractor associated with this Agreement.

19.2.	Indemnity by Amdocs

19.2.1.
Subject to the provisions of Section 19.4, Amdocs agrees to indemnify, defend and hold harmless Subcontractor and its officers, directors, employees, agents, representatives, successors, and assigns, from any Losses and threatened losses relating to third party claims arising from or in connection with any of the following:

(a)	Amdocs’s breach of any of the representations, warranties and covenants set forth in Sections 10.4 and 10.8;

(b)	Amdocs breach of its obligations with respect to Subcontractor’s Proprietary Information;

(c)
Any claim by Amdocs employees for death or bodily injury suffered on a Subcontractor facility under this Agreement, except to the extent caused by Subcontractor’s gross negligence or willful misconduct; and

(d)
Infringement or misappropriation or alleged infringement or misappropriation of a patent, trade secret, copyright or other proprietary rights in contravention of Amdocs’s representations, warranties and covenants in Section 10.3.

19.3.	Additional Indemnities

Subcontractor and Amdocs each agree to indemnify, defend and hold harmless the other and their respective Affiliates, officers, directors, employees, agents, representatives, successors, and assigns, from any and all Losses and threatened Losses arising from or in connection with any of the following: (a)  the death or bodily injury of any agent, employee, customer, business invitee, business visitor or other person caused by the negligence or other tortious conduct of the indemnitor or the failure of the indemnitor to comply with its obligations under this Agreement; and (b) the damage, loss or destruction of any real or tangible personal property caused by the negligence or other tortious conduct of the indemnitor or the failure of the indemnitor to comply with its obligations under this Agreement.

19.4.	Indemnification Procedures

With respect to third party claims, the following procedures shall apply:

19.4.1.
Promptly after the entity entitled to indemnification (under Section 19.1 through Section 19.3 or any other provisions of this Agreement) has notice of the commencement or threatened commencement of any civil, criminal, administrative, or investigative action or proceeding involving a claim in respect of which the indemnitee will seek indemnification pursuant to any such Section, the indemnitee shall notify the indemnitor of such claim.  No delay or failure to so notify an indemnitor shall relieve it of its obligations under this Agreement except to the extent that such indemnitor has suffered actual prejudice by such delay or failure.  Within fifteen (15) days following receipt of notice from the indemnitee relating to any claim, but no later than five (5) days before the date on which any response to a complaint or summons is due, the indemnitor shall notify the indemnitee that the indemnitor elects to assume control of the defense and settlement of that claim (a “Notice of Election”).

19.4.2.
If the indemnitor delivers a Notice of Election within the required notice period, the indemnitor shall assume sole control over the defense and settlement of the claim; provided, however, that (i) the indemnitor shall keep the indemnitee fully apprised at all times as to the status of the defense, and (ii) the indemnitor shall obtain the prior written approval of the indemnitee before entering into any settlement of such claim asserting any liability against the indemnitee or imposing any obligations or restrictions on the indemnitee or ceasing to defend against such claim.  The indemnitor shall not be liable for any legal fees or expenses incurred by the indemnitee following the delivery of a Notice of Election; provided, however, that  (i) the indemnitee shall be entitled to employ counsel at its own expense to participate in the handling of the claim, and (ii) the indemnitor shall pay the fees and expenses associated with such counsel if, in the reasonable judgment of the indemnitee, based on an opinion of counsel, there is a conflict of interest with respect to such claim or if the indemnitor has requested the assistance of the indemnitee in the defense of the claim or the indemnitor has failed to defend the claim diligently. The indemnitor shall not be obligated to indemnify the indemnitee for any amount paid or payable by such indemnitee in the settlement of any claim if (x) the indemnitor has delivered a timely Notice of Election and such amount was agreed to without the written consent of the indemnitor, (y) the indemnitee has not provided the indemnitor with notice of such claim and a reasonable opportunity to respond thereto, or (z) the time period within which to deliver a Notice of Election has not yet expired.

19.4.3.
If the indemnitor does not deliver a Notice of Election relating to any claim within the required notice period, the indemnitee shall have the right to defend the claim in such manner, as it may deem appropriate. The indemnitor shall promptly reimburse the indemnitee for all such costs and expenses incurred by the indemnitee, including attorneys’ fees.

19.5.	Subrogation

Except as otherwise provided in Exhibit E, in the event that an indemnitor shall be obligated to indemnify an indemnitee pursuant to Section 19.1 through Section 19.3 or any other provision of this Agreement, the indemnitor shall, upon payment of such indemnity in full, be subrogated to all rights of the indemnitee with respect to the claims to which such indemnification relates.

20.	LIMITATION OF LIABILITY

20.1.
EXCEPT AS PROVIDED IN THIS SECTION 20.1, NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR CONSEQUENTIAL, INCIDENTAL, EXEMPLARY, OR PUNITIVE DAMAGES, INCLUDING LOST REVENUE, REGARDLESS OF THE FORM OF THE ACTION OR THE THEORY OF RECOVERY, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.  Additionally, except as provided below, the total aggregate liability of either Party, for claims asserted by the other Party under or in connection with this Agreement, regardless of the form of the action of the theory of recovery, shall not exceed two times the fees paid or payable under this Agreement.

20.2.	The limitations of liability set forth in Section 20.1 shall not apply with respect to:

20.2.1.	Losses occasioned by the fraud or willful misconduct of a Party;

20.2.2.	Amounts paid with respect to third party claims that are the subject of indemnification under this Agreement;

20.2.3.	Losses occasioned by the wrongful termination of this Agreement by Subcontractor;

20.2.4.	Losses occasioned by any breach of a Party’s obligations under Article 15; or

20.3.
Items Not Considered Damages:  Fees that are due and owing to Subcontractor for Services performed under this Agreement shall not be considered damages subject to, and shall not be counted toward the liability cap specified in Section 20.1.  In addition, liquidated damages and Service Level Credits shall not be considered damages subject to, and shall not be counted toward the liability cap specified in Section 20.1.

20.4.
Waiver of Liability Cap:  If, at any time, the total aggregate liability of one Party for claims asserted by the other Party under or in connection with this Agreement equals or exceeds [**] of either of the liability caps specified in Section 20.1 and, upon the request of the other Party, the Party incurring such liability refuses to waive such cap and/or increase the available cap to a mutually agreeable amount, then the other Party may terminate this Agreement.

20.5.
Acknowledged Direct Damages:  The following shall be considered direct damages and neither Party shall assert otherwise to the extent they result directly from either Party’s failure to perform in accordance with this Agreement:

20.5.1.	Costs and expenses of recreating or reloading any lost, stolen or damaged [**] Data;

20.5.2.	Costs and expenses of implementing a work-around in respect of a failure to provide the Services or any part thereof;

20.5.3.	Costs and expenses of replacing lost, stolen or damaged Equipment, Software and Materials;

20.5.4.	Cover damages, including the costs and expenses incurred to procure the Services or corrected Services from an alternate source, to the extent in excess of Subcontractor’s fees under this Agreement;

20.5.5.
Straight time, overtime or related expenses incurred by [**] or Amdocs, including overhead allocations for employees, wages and salaries of additional employees, travel expenses, overtime expenses, telecommunication charges and similar charges for cover, due to failure of Subcontractor  to provide all or a portion of the Services incurred in connection with clauses (i) through (iv) above or otherwise perform in accordance with this Agreement;

20.5.6.
Straight time, overtime or related expenses incurred by Subcontractor in accordance with this Agreement, including overhead allocations for employees, wages and salaries of additional employees, travel expenses, overtime expenses, telecommunication charges and similar charges for cover, due to Amdocs’s failure to perform an obligation under this Agreement;

20.5.7.
Costs and expenses incurred to bring the Services in-house or to contract to obtain the Services from an alternate source, including the costs and expenses associated with the retention of external consultants and legal counsel to assist with any re-sourcing;

20.5.8.	Payments, fines, penalties, sanctions, or interest imposed by a governmental body or regulatory agency for failure to comply with requirements or deadlines; and

20.5.9.	Service level credits or other credits or liquidated damages assessed against Subcontractor.

21.	TERM

21.1.
This Agreement shall be in full force and effect for a period of five (5) years commencing on the Effective Date, unless sooner terminated pursuant to the terms hereof (the “Initial Term”).  Thereafter the term of the Agreement may be extended for one or more years (each, an “Extension”) upon the parties’ written agreement. The Initial Term and any Extension(s) shall together be referred to as the “Term.”

21.2.
Notwithstanding the foregoing any Order(s) in effect at the time of expiration or Termination of the Agreement will remain in effect and subject to the terms of this Agreement until such Order(s) expire or are terminated in accordance with their terms.

22.	TERMINATION

22.1.	Termination for Cause

22.1.1.	By Amdocs. If Subcontractor:

(a)	commits a material breach of this Agreement, which breach is not cured within [**] days after notice of the breach from Amdocs;

(b)	commits a material breach of this Agreement which is not capable of being cured within [**] days;

(c)	commits numerous breaches of its duties or obligations which collectively constitute a material breach of this Agreement;

(d)	makes an unpermitted assignment of this Agreement;

then Amdocs may, by giving notice to Subcontractor, terminate this Agreement with respect to all or any part of the Services as of a date specified in the notice of termination.  If Amdocs chooses to terminate the Agreement in part, the fees payable under the Agreement will be equitably adjusted in accordance with this Agreement.

22.1.2.	By Subcontractor: Subcontractor may only terminate in accordance with the following:

In the event that Amdocs fails to pay Subcontractor undisputed Charges for [**] days after the payment due date therefor and fails to cure such default within [**] days of notice from Subcontractor of the possibility of termination for failure to make such payment, then Subcontractor may, by notice to Amdocs, terminate this Agreement.

22.2.	Critical Services

Without limiting Amdocs rights under Section 22.1, if Subcontractor commits a material breach which prevents or materially degrades [**]’s ability to conduct, perform and support a [**]  hours of written notice from Amdocs, Amdocs may, in addition to its other remedies under this Agreement, at law, and in equity, obtain from a third party or provide for itself services which will allow Amdocs to conduct its business without material degradation until Subcontractor has cured the breach or this Agreement is terminated.  During such period, Amdocs shall continue to pay Subcontractor the applicable undisputed fees. Subcontractor shall reimburse Amdocs for all costs and expenses of obtaining or providing such services. The express inclusion of this remedy in this Section 20 does not limit Amdocs’s right to use a similar remedy for other breaches by Subcontractor of this Agreement.

22.3.	Termination for Convenience

22.3.1.
Amdocs may terminate an Order for convenience upon the provision of fourteen (14) days’ written notice to Subcontractor, however, if [**] determines in good faith that an order Between Amdocs and [**] regarding specific Project requires immediate Termination due to budget restrictions and terminates such order immediately, Amdocs shall be entitled to terminate the Order regarding such Project immediately by written notice to Subcontractor.

22.3.2.
In the event of Termination for Convenience by Amdocs, Subcontractor shall be entitled to compensation in respect of Services performed and Deliverables Accepted prior to the effective date of such Termination for Convenience. Upon receipt of Amdocs’s payment, Subcontractor shall deliver to Amdocs all drafts and versions of the Deliverables which have been prepared pursuant to such terminated Order.

22.4.	Insolvency

This Agreement may be terminated by either Party on written notice if the other Party shall become insolvent, cease doing business as a going concern, make an assignment for the benefit of its creditors, or admit in writing its inability to pay debts, or if proceedings are instituted by or against it in bankruptcy, under the insolvency laws, or for receivership or dissolution, provided such proceedings are not dismissed within thirty (30) days of their commencement.

22.5.
Upon receipt of any termination notice from Amdocs, Subcontractor shall, if so requested by Amdocs, immediately cease performing work and incurring costs in connection with the applicable Order. All notices of intention to terminate this Agreement or any Order shall be provided in writing by the terminating Party to the other Party and shall set forth the effective date of Termination.  In the event of termination, the provisions of this Agreement that by their nature are intended to survive this Agreement shall survive.

23.	GOVERNING LAW AND DISPUTE RESOLUTION

23.1.
The validity, performance, construction and effect of this Agreement shall be governed by the laws of Texas, without giving effect to its choice-of-law rules.  In any litigation arising out of this Agreement, and to the fullest extent permitted by Law, the Parties hereby irrevocably agree, submit and waive objection to jurisdiction and venue in, the United States District Court for the Southern District of New York, provided that in any litigation arising out of this Agreement in which [**] is a party, and to the fullest extent permitted by Law, the Parties hereby irrevocably agree, submit and waive objection to jurisdiction and venue in, the United States District Court for the Central District of Texas and the District Courts of the State of Texas, Bexar County.

23.2.
The Parties will use their best efforts to resolve any controversy or claim arising out of or relating to this Agreement or an Order through good faith negotiations during a period not to exceed [**] days.

23.3.	Arbitration

23.3.1.
Except for claims arising out of the breach of a Party’s obligations under Article 15, any controversy or claim arising out of or relating to this Agreement, or any breach thereof, which cannot be resolved using the procedures set forth above in Section 23.2, shall be finally resolved under the Commercial Arbitration Rules of the American Arbitration Association then in effect; provided, however, that without limiting any rights or remedies under this Agreement, at law, or in equity a Party may have because of an improper termination of this Agreement by the other Party, nothing contained in this Agreement shall limit either Party’s right to terminate this Agreement pursuant to Article 22. Subject to the foregoing, the Parties shall escalate arbitration proceedings so that any dispute relating to Section 22.1 is resolved within any applicable cure period specified in Section 22.1.

23.3.2.
The Arbitration shall take place in New York City, New York and shall apply the law of the State of Texas without regard to its choice of law provisions.  The decision of the arbitrator shall be final and binding and judgment on the award may be entered in any court of competent jurisdiction.  The arbitrator shall be instructed to state the reasons for its decisions in writing, including findings of fact and law.  The arbitrator shall be bound by the warranties, limitations of liability and other provisions of this Agreement.  Except with respect to the provisions of this Agreement that provide for injunctive relief rights, such arbitration shall be a precondition to any application by either Party to any court of competent jurisdiction.

23.3.3.
Within [**] days after delivery of written notice (“Notice of Dispute”) by one Party to the other in accordance with this Section, the Parties each shall use good faith efforts to mutually agree upon one (1) arbitrator.  If the Parties are not able to agree upon one (1) arbitrator within such period of time, then an arbitrator will be chosen in accordance of the Commercial Arbitration Rules of the American Arbitration Association who has at no time ever represented or acted on behalf of either of the Parties, and is not otherwise affiliated with or interested in either of the Parties.

23.3.4.
The arbitrator selected pursuant to this Section shall be a practicing attorney with at least five (5) years’ experience in technology law applicable to the Services.  Any such appointment shall be binding upon the Parties.  The Parties shall use best efforts to set the arbitration within [**] days after selection of the arbitrator, but in no event shall the arbitration be set more than [**] days after selection of the arbitrator.  Discovery as permitted by the Federal Rules of Civil Procedure then in effect will be allowed in connection with arbitration to the extent consistent with the purpose of the arbitration and as allowed by the arbitrator.  The decision or award of the arbitrator shall be rendered within [**] days after the conclusion of the hearing, shall be in writing, shall set forth the basis therefor, and shall be final, binding and nonappealable upon the Parties and may be enforced and executed upon in any court having jurisdiction over the Party against whom the enforcement of such decision or award is sought.  Each Party shall bear its own arbitration costs and expenses and all other costs and expenses of the arbitration shall be divided equally between the Parties; provided, however, the arbitrator may modify the allocation of fees, costs and expenses in the award in those cases where fairness dictates other than such allocation between the Parties.

23.4.	Continued Performance

23.4.1.
General:  Each Party agrees that it shall, unless otherwise directed by the other Party, continue performing its obligations under this Agreement while any dispute is being resolved; provided that this provision shall not operate or be construed as extending the term of this Agreement.   For purposes of clarification, [**] Data may not be withheld by Subcontractor pending the resolution of any dispute.

23.4.2.
Non-Interruption of Service:  Subcontractor acknowledges and agrees that any interruption to the Service will cause irreparable harm to [**], in which case an adequate remedy at law would not be available.  Subcontractor expressly acknowledges and agrees that, pending resolution of any dispute or controversy, it will not deny, withdraw, or restrict Subcontractor’s provision of the Services to [**] under this Agreement, except as specifically and expressly agreed in writing by [**] and Subcontractor.  Subcontractor further agrees as follows:

(a)
In the event of any material breach by Subcontractor (or attempt or threat of breach) of any of the terms of this Agreement that could reasonably be expected to cause an interruption to the Services or compromise of rights of [**] under this Agreement (including provision of access to computers or other files containing [**] Data in accordance with this Agreement), Amdocs may proceed directly to court without going through any otherwise applicable procedures or waiting periods set forth in Article 23.  If a court of competent jurisdiction should find that Subcontractor has breached (or attempted or threatened to breach) any such obligations, Subcontractor agrees that without any additional findings of irreparable injury or other conditions to injunctive relief, it shall not oppose the entry of an appropriate order compelling performance by Subcontractor and restraining it from any further breaches (or attempted or threatened breaches).

(b)	Subcontractor shall not intentionally interrupt the Services or provide reduced levels of Service quality or support.

(c)
To the extent that Subcontractor suspends the availability of the Services or any portion of the Services because it is required to do so by a governmental authority of competent jurisdiction (“Government Requirement”), Subcontractor shall promptly use all reasonable efforts to comply with any such Government Requirement to the extent necessary to fully restore the Services.

24.	FORCE MAJEURE

24.1.	A Party is excused from performing its obligations under this Agreement or any Order if, to the extent that, and for so long as:
i.
such Party’s performance is prevented or delayed by an act or event (other than economic hardship, changes in market conditions or insufficiency of funds) that is beyond its reasonable control and could not have been prevented or avoided by its exercise of due diligence; and

ii.	such Party gives written notice to the other Party, as soon as practicable under the circumstances, of the act or event that so prevents such Party from performing its obligations.

By way of illustration, and not by way of limitation, acts or events that may prevent or delay performance (as contemplated by this Section) include:  acts of God or the public enemy, acts of civil or military authority, terrorists acts, embargoes, epidemics, war, riots, insurrections, fires, explosions, earthquakes, floods, and labor disputes (even if [**] is involved in a labor dispute). If Subcontractor is the Party whose performance is prevented or delayed, and if such event of Force Majeure continues for a period of [**] days or more, at any point thereafter during the pendency of such Force Majeure event, Amdocs may elect to:

i.	Terminate, in whole or in part, the affected Orders, without any liability to Subcontractor, or
ii.
Suspend the affected Orders or any part thereof for the duration  of the delay; and (at Amdocs’ option) obtain Material and Services elsewhere and deduct from any commitment under such Order the quantity of the Material and Services obtained elsewhere or for which commitments have been made elsewhere; and resume performance under this Agreement or such Order when Subcontractor resumes its performance; and extend any affected Delivery Date or performance date up to the length of time Subcontractor’s performance was delayed or prevented.

24.2.
Upon the occurrence of a force majeure event, Subcontractor shall implement promptly, as appropriate, its disaster recovery plan and provide disaster recovery services, and shall periodically update and test such disaster recovery plan, as described in Exhibit F. The occurrence of a force majeure event shall not relieve Subcontractor of its obligation to implement its disaster recovery plan and provide disaster recovery services.

24.3.
If Subcontractor fails to provide Services in accordance with this Agreement due to the occurrence of a force majeure event, all amounts payable to Subcontractor hereunder shall be equitably adjusted in a manner such that Amdocs is not required to pay any amounts for Services that it is not receiving from Subcontractor.

24.4.
Without limiting Subcontractor’s obligations under this Agreement, whenever a force majeure event or disaster causes Subcontractor to allocate limited resources between or among Subcontractor’s customers and Affiliates, Amdocs shall receive at least the same treatment as comparable Subcontractor customers.

25.	GENERAL TERMS AND CONDITIONS

25.1.
Subcontractor will not induce or attempt to induce [**], either directly or indirectly, to cease doing business with Amdocs.  In addition, Subcontractor agrees that during the term of this Agreement, Subcontractor will not, directly or indirectly, provide services to [**] that would involve Amdocs’s software or applications.

25.2.
Any Amdocs Affiliates shall be entitled to place Orders with Subcontractor pursuant to this Agreement; provided, however, Amdocs shall remain primarily liable for any Orders placed on behalf of one or more Amdocs Affiliates.  In such event, the references in this Agreement to Amdocs shall be deemed to be references to the applicable Amdocs Affiliate.

25.3.
Any notice, demand or communication which under the terms of this Agreement or otherwise must or may be given or made by either Party shall be in writing and shall be given or made by certified or registered air mail, return receipt requested, facsimile (electronic confirmation required) or any delivery services requiring signature of receipt, addressed to the respective Parties as set forth on the first page of this Agreement or other addresses of which a Party may notify the other Party in writing.  Subcontractor shall concurrently transmit to Amdocs, in the same manner transmitted to or received from [**], any request, permission, approval, claim, or other notice which is transmitted between Subcontractor and [**] and made in connection to this Agreement.

25.4.
Subcontractor’s failure to perform its responsibilities under this Agreement or to meet the Service Levels shall be excused if and to the extent such Subcontractor non-performance is caused by the act or omission of Amdocs (each a “Savings Event”), but only if (i) Subcontractor provides prompt and reasonable notification (including by e-mail) to Amdocs of such act or omission and Subcontractor’s inability to perform under such circumstances, (ii) Subcontractor provides Amdocs with a reasonable opportunity to correct such act or omission and thereby avoid such Subcontractor non-performance, and (iii) Subcontractor uses commercially reasonable efforts to perform notwithstanding such act or omission. Without limiting the foregoing, to the extent Amdocs reasonably believes that a Savings Event has occurred it shall use commercially reasonable efforts to correct such Savings Event and avoid such Subcontractor non-performance.

25.5.
This Agreement, including the NDA and all Orders and Exhibits hereto, is the complete and exclusive statement regarding the subject matter hereof and supersedes any prior or contemporaneous oral or written agreement, understanding, communication or representation with regard to the subject matter hereof.  This Agreement and any Order may only be modified by a written instrument signed by the authorized representatives of the Parties.

25.6.
If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability shall not invalidate or render unenforceable the entire Agreement, but rather the entire Agreement shall be construed as if not containing the particular invalid or unenforceable provision and the rights and obligations of the Parties shall be construed and enforced accordingly.  In addition, the parties hereby agree to cooperate to replace the invalid or unenforceable provision(s) with valid and enforceable provision(s) which will achieve the same result (to the maximum legal extent) as the provision(s) determined to be invalid or unenforceable.

25.7.
No waiver of rights arising under this Agreement or Orders shall be effective unless in writing and signed by the party against whom such waiver is sought to be enforced.  No failure or delay by either party in exercising any right, power or remedy under this Agreement shall operate as a waiver of any such right, power or remedy and/or prejudice any rights of such party.

25.8.	Headings used in this Agreement are for convenience only and shall not be used for interpretation purposes.

25.9.	Obligations under this Agreement, which by their nature would continue beyond the expiration or ending in any other way of this Agreement shall survive the expiration or termination of this Agreement.

25.10.
Neither Party shall disclose or publicly refer to the other party or the existence of this Agreement in any advertising or promotional materials, business plans, investment memoranda, or announcements without the other party’s specific, written consent, except that disclosure to [**] shall be permitted.

IN WITNESS WHEREOF, the Parties hereto have entered into this Agreement as of the date first stated above.

AMDOCS INC. By: /s/ Thomas C. Druey Name: Thomas C. Drury Title: President Date: March 26, 2015	RADCOM Inc, By: /s/ David Ripstein Name: David Ripstein Title: CEO Date: March 23, 2015